UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Companhia de Capital Aberto Autorizado

CNPJ nº 06.057.223/0001-71

NIRE 3330027290-9

MINUTES TO THE MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 26, 2021

1. Date, Time and Place: On the 26th day of February 2021, at 04:00 pm, at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005.

2. Call and Attendance: Call was done in accordance with the regalement and the meeting had the presence of all the members of the Company's Board of Directors.

3. Conduction of the Meeting: Chairman: Jean-Charles Henri Naouri; Secretary: Aline Pacheco Pelucio.

4. Agenda: (i) Analysis and deliberation on the proposal (a) for the allocation of the results for the year ended December 31, 2020; (b) the investment plan; and (c) the capital budget; (ii) Analysis and deliberation on items 10 and 13 of the Reference Form, to be disclosed to the market due to the Company's Ordinary and Extraordinary Shareholders' Meetings, pursuant to CVM Instructions 480/481; (iii) Analysis and deliberation on the closure of the Short Term Incentive Plan for 2020 and the forecast for the year 2021; (iv) Analysis and deliberation on the proposal for the global amount of compensation to be paid to the Company's management in the year 2021, including members of the Fiscal Council; (v) Analysis and deliberation on the management's proposal to update Article 4 (Caput) of the Bylaws and inclusion of Articles 39 to 41, and consolidation of the Company's Bylaws;

5. Resolutions: The members of the Board of Directors, by unanimous vote and without restrictions, decided the following:

5.1 Analysis and deliberation on the proposal (a) for the allocation of the results for the year ended December 31, 2020; (b) the investment plan; and (c) the capital budget: after discussions and clarifying that there will be no capital budget for the fiscal year 2020, and based on the favorable recommendation of the Financial Committee, the Members of the Board of Directors, resolved, by unanimous vote and without any reservations, recommend for approval by the Board of Directors the management proposal, to be resolved at the Company's Annual and Extraordinary Shareholders' Meeting, to be held on April 28, 2021: (a) allocation of the Company's net income in the year ended December 31, 2020, in the amount of R$: 1,399,022,749.58 (a.1) R$: 5,245,374.62 allocated to the legal reserve account, pursuant to article 193 of Law 6,404 / 1976; (a.2) R$: 394,944,343.74 for the distribution of dividends, to be paid in the form of dividends, within 60 days of the date of the General Shareholders' Meeting that decides on the subject, provided that this amount, the gross amount of R$ 310,000,000.00 has already been distributed, as interest on equity (R$ 263,500,000.00 being the net amount already paid to shareholders); and (a.3) R$: 998,833,031.22, to the expansion reserve, intended to cover the 2021 investment plan;

5.2       Analysis and deliberation on items 10 and 13 of the Reference Form, to be disclosed to the market due to the Ordinary and Extraordinary General Meetings of the Company, pursuant to CVM Instructions 480/481: Messrs. Members of the Board of Directors, by unanimous vote and without any reservations, decided to approve items 10 and 13 of the Reference Form, pursuant to CVM Instructions 480/481, which accompany the management's proposal for subsidizing the shareholders' resolution at the Company's Ordinary and Extraordinary General Meetings to be held on April 28, 2021 .;

5.3 Analysis and deliberation on the closure of the Short Term Incentive Plan for 2020 and the forecast for the year 2021: the Members of the Board of Directors of the Company, by unanimous vote and without any reservations, and based on the favorable recommendation of the Human Resources and Corporate Governance Committee, deliberated on the management's proposal for the closing of the short-term incentive amounts for the year of 2020 and the forecast for 2021;

5.4       Analysis and deliberation on the proposal for the global amount of compensation to be paid to the Company's management in the year 2021, including members of the Fiscal Council: the members of the Company's Board of Directors, by unanimous vote and without any reservations, and based on the favorable recommendation of the Human Resources and Corporate Governance Committee, resolved on the management's proposal for the global amount of compensation for the year 2021 to be paid to the Company's Statutory Executive Board, Board of Directors and Fiscal Council, if installed again, to be submitted to the Company's General Shareholders' Meeting, in the amount of up to R$ 74.298.417,00, subdivided between: (a) the Board of Directors and advisory committees, (b) the Executive Board; and (c) the Fiscal Council, in case the organ is installed by the shareholders;

5.5       Analysis and deliberation on the management's proposal for inclusion of article 43 of the Bylaws and exclusion of articles 45, and consolidation of the Company's Bylaws: The management's proposal for inclusion of article 43 of the Bylaws and exclusion of article 45, and consolidation of the Company's Bylaws, and consolidation of the Company's Bylaws was duly approved unanimously and without restrictions by the members of the Board of Directors.

5.6 Analysis and deliberation on the management's proposal for the appraisal report of the spin-off portion of Companhia Brasileira de Distribuição to be approved by the Company's shareholders in item 4.7 of the Shareholders' Meeting to be attached to the minutes of the Meeting: Messrs. Members of the Board of Directors , by unanimous vote and without any reservations, decided to approve that the appraisal report of the spun-off portion of Companhia Brasileira de Distribuição approved by the Company's shareholders in item 4.7 of the Shareholders' Meeting, and which should have been included as its Attachment 4.7 (ii) but which did not appear in the version filed with the Commercial Registry of the State of Rio de Janeiro (“JUCERJA”), be attached to the minutes of the Meeting so that it can be registered with JUCERJA as if it had been included in the Shareholders' Meeting;

5.7       Analysis and election of the Investor Relations Officer and member of the Audit Committee: the members of the Board of Directors unanimously and unreservedly decided on the election of Ms. Gabrielle Helú, married, business administrator, holder of the Identity Card RG 33.765.127-9 SSP / SP, registered with CPF/ME under number 352.485.818-0, resident and domiciled in the City of São Paulo, State of São Paulo, with professional address at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005, in the City of Rio de Janeiro, State of Rio de Janeiro, for the position of Investor Relations Officer, with a unified mandate with the rest of the Company's Executive Board, that is, until the Annual General Meeting of the Company, which will decide on its financial statements for the fiscal year ended on December 31, 2021.

Ms. Daniela Sabbag Papa, Brazilian, married, business administrator, holder of the RG 23.508.281-8 SSP / SP Identity Card, registered with the CPF/ME under number 262.945.628-56, resident and domiciled in the City of São Paulo, State of São Paulo, with professional address at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005, in the City of Rio de Janeiro, State of Rio de Janeiro, which until the present, due to the recently completed public offering process, combined the functions of Financial Administrative Director and Investor Relations Officer, on this date she resigns from the position of Investor Relations Officer to focus her efforts on the Company's Administrative Directorate.

On a continuous basis, the members of the Company's Board of Directors unanimously and unqualifiedly elected Mr. Christophe Hidalgo, a Frenchman, married, accountant, bearer of the RNE V194572- identity card as a member of the Company's Audit Committee. X, registered with the CPF / MF under number 214.455.098-06, resident and domiciled in the City of São Paulo, State of São Paulo, with a professional address at Avenida Ayrton Senna, 000, Lote 2, Pal 48959, Annex A , Jacarepaguá, CEP 22775-005, in the City of Rio de Janeiro, State of Rio de Janeiro.

5.7.1       The Director hereby elected declares, for the purposes of the provision of paragraph 1 of article 147 of Law No. 6,404 / 76, as amended, that she is not involved in any of the crimes provided for by law that prevent them from exercising commercial activity, having been presented the declarations provided for in article 147, § 4 of Law 6,404 / 76 and CVM Instruction 367/02.

5.7.2 Declarations of disengagement and terms of possession are filed at the Company's headquarters.

6.       Approval and signature of these minutes: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. Rio de Janeiro, March 26th, 2021. Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Luiz Nelson Guedes de Carvalho, Christophe José Hidalgo, Philippe Alarcon, David Julien Emeric Lubek, Josseline Marie-José Bernadette De Clausade, José Flavio Ferreira Ramos and Geraldo Luciano Mattos Júnior.

Rio de Janeiro, March 26, 2021.

I hereby certify, for due purposes, that this is a certificate of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Executive Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer